EXHIBIT 99.11



                                                          Orezone Resources Inc.
                                               Consolidated Financial Statements
                                          For the six months ended June 30, 2002
                                                                     (Unaudited)






                                                               Contents
-----------------------------------------------------------------------


Consolidated Financial Statements
   Statement of Operations                                           1
   Statement of Cash Flows                                           2
   Statement of Deferred Exploration
    and Development Expenses                                         3
   Balance Sheet                                                     4
   Notes to Financial Statements                                 5 - 8


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                                                                                       Orezone Resources Inc.
                                                                                      Statement of Operations
                                                                                                  (Unaudited)
-------------------------------------------------------------------------------------------------------------


                                         Three Months        Six Months       Three Months        Six Months
                                                Ended             Ended              Ended             Ended
                                        June 30, 2002     June 30, 2002      June 30, 2001     June 30, 2001

Revenue
Interest                                   $      153        $      584         $    4,852        $   10,412
                                        ---------------------------------------------------------------------
Administrative expenses
Management fees                                26,052            45,052             55,089            61,840
Report to shareholders                          2,561             3,114              6,456             6,456
Professional fees                               3,411            17,363              1,391             1,391
Rental expenses                                 4,200             7,200              5,766            13,330
Stationery and office                           3,167             3,514              1,455             1,839
Telecommunications                              2,327             3,435              3,725             5,220
Travelling and promotion                        5,718            15,803              4,269             8,418
Transfer agent fees                             2,192             5,031              3,755             6,727
Regulatory agencies                             3,809            16,990              3,471             3,551
Conferences and subscriptions                       -                 -                365               414
Interest and bank charges                         242               862                908             1,530
U.S. exchange gain or loss                     18,273            18,658             11,337              (318)
Amortization of capital assets                    270               540                433               865
                                        ---------------------------------------------------------------------
                                               72,222           137,562             98,420           111,263
                                        ---------------------------------------------------------------------

Net loss for the period                       (72,069)         (136,978)           (93,568)         (100,851)
                                        ---------------------------------------------------------------------

Deficit, beginning of period               (7,890,272)       (7,753,294)        (6,694,234)       (6,686,951)
                                        ---------------------------------------------------------------------

Deficit, end of  period                   ($7,962,341)      ($7,890,272)       ($6,787,802)      ($6,787,802)
-------------------------------------------------------------------------------------------------------------
Net loss per share                         $   (0.003)       $   (0.006)        $   (0.004)       $   (0.005)
-------------------------------------------------------------------------------------------------------------

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

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                                                                                       Orezone Resources Inc.
                                                                                      Statement of Cash Flows
                                                                                                  (Unaudited)
-------------------------------------------------------------------------------------------------------------


                                         Three Months        Six Months       Three Months        Six Months
                                                Ended             Ended              Ended             Ended
                                        June 30, 2002     June 30, 2002      June 30, 2001     June 30, 2001

Cash flows from
  operating activities

  Net loss for the period                $   (72,069)      $  (136,978)         $ (93,568)       $ (100,851)
  Adjustments for
  Amortization of capital
    assets                                       270               540                433               865
                                        ---------------------------------------------------------------------
                                             (71,799)         (136,438)           (93,135)          (99,986)
                                        ---------------------------------------------------------------------
  Changes in non cash
  working capital items                    1,900,794         1,700,266            377,957           305,156
                                        ---------------------------------------------------------------------
                                           1,828,995         1,563,828            284,822           205,170
                                        ---------------------------------------------------------------------
Cash flows from investing
  activities
  Mining properties                          (10,000)          (10,000)
  Deferred exploration and
    development expenses                    (196,370)         (304,402)          (513,070)         (383,619)
                                        ---------------------------------------------------------------------
                                            (206,370)         (314,402)          (513,070)         (383,619)
                                        ---------------------------------------------------------------------
Cash flows from financing
  activities
  Issue of shares                            195,001           187,991             32,500            32,500
                                        ---------------------------------------------------------------------
Increase (decrease) in
cash during the period                     1,817,626         1,437,417           (195,748)         (145,949)

Cash and equivalents,
beginning of period                          126,684           506,893            646,274           596,475
                                        ---------------------------------------------------------------------
Cash and equivalents,
   end of period                         $ 1,944,310       $ 1,944,310          $ 450,526        $  450,526
-------------------------------------------------------------------------------------------------------------

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

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                                                                                       Orezone Resources Inc.
                                                                            Statement of Deferred Exploration
                                                                                                  (Unaudited)
-------------------------------------------------------------------------------------------------------------


                                         Three Months        Six Months       Three Months        Six Months
                                                Ended             Ended              Ended             Ended
                                        June 30, 2002     June 30, 2002      June 30, 2001     June 30, 2001

Balance, beginning of period              $ 3,117,039       $ 3,009,007        $ 3,317,548       $ 3,446,999
                                        ---------------------------------------------------------------------

Additions
Drilling                                            -             3,632            272,014           282,040
Geophysical surveys                           133,266           150,433              3,375             3,375
Project consulting                             10,200            24,390              1,078             8,657
Geological surveys                             12,700            45,699             73,300            92,916
Management fees                                10,428            10,428             30,479            36,154
Travelling expenses                             6,771            11,134              9,926             9,968
Analysis Geochemistry                          12,893            15,092             60,327            75,599
Equipment rental                                1,650             1,950             16,575            28,775
Line cutting                                    1,000             1,000                  -                 -
Trenching and stripping                             -             1,611                  -                 -
Reports and maps                               25,064            41,758             52,577            52,577
General field expenses                            817            17,502             22,659            27,426
Option on property                                  -                 -             34,100            34,100
Renewal of licenses
  and permits                                   5,694             8,886              3,035             3,476
                                        ---------------------------------------------------------------------
                                              220,483           333,515            579,445           655,063
                                        ---------------------------------------------------------------------
Expenses reimbursed
by partner                                    (24,113)          (29,113)           (66,375)         (271,444)
                                        ---------------------------------------------------------------------
Balance, end of period                    $ 3,313,409       $ 3,313,409        $ 3,830,618       $ 3,830,618
-------------------------------------------------------------------------------------------------------------

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

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                                                                                       Orezone Resources Inc.
                                                                                                Balance Sheet
                                                                                                  (Unaudited)
-------------------------------------------------------------------------------------------------------------


                                                                                   June 30       December 31
                                                                                      2002              2001
Assets

Current assets
  Cash and cash equivalents                                                    $ 1,944,310       $   506,893
  Taxes receivable                                                                  18,258            19,185
  Prepaid expenses                                                                 415,940            41,255
-------------------------------------------------------------------------------------------------------------
                                                                                 2,378,508           567,333

Listed Shares (market value $120,000)                                               42,000            40,000

Capital assets, at cost less
accumulated amortization                                                             3,368             3,908

Mining properties, at cost                                                       1,081,766         1,071,766

Deferred expenses, at cost
  Exploration and development
    expenses                                                                     3,313,409         3,009,007
Prepaid royalties                                                                        -                 -
-------------------------------------------------------------------------------------------------------------
                                                                               $ 6,819,051       $ 4,692,014
-------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current liabilities
  Accounts payable and
    accrued liabilities                                                        $   660,085       $   438,963
  Deposits on private placement of shares                                        1,852,902                 -
-------------------------------------------------------------------------------------------------------------
                                                                                 2,512,987           438,963
-------------------------------------------------------------------------------------------------------------
Due to related parties, without interest                                            27,495            27,495
-------------------------------------------------------------------------------------------------------------
                                                                                 2,540,482           466,458
-------------------------------------------------------------------------------------------------------------
Shareholders' equity
  Share capital                                                                 12,115,041        11,927,050
  Contributed surplus                                                               51,800            51,800
  Deficit                                                                       (7,890,272)       (7,753,294)
-------------------------------------------------------------------------------------------------------------
                                                                                 4,276,569         4,225,556
-------------------------------------------------------------------------------------------------------------
                                                                               $ 6,817,051       $ 4,692,014
-------------------------------------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
                                                          Orezone Resources Inc.
                                                   Notes to Financial Statements
                                                                     (Unaudited)
                                          For the six months ended June 30, 2002
--------------------------------------------------------------------------------


1.   Accounting Policies

     These interim Financial Statements should be read in conjunction with the Audited Financial Statements for the year ended December 31, 2001. The significant accounting policies followed in the preparation of these interim Financial Statements are consistent with those found in the 2001 Annual Report.

2.   Mining Assets

                                                               Deferred
                                                        exploration and
                                          Acquisition       development
                                                 cost          expenses

Mining properties
AFRICA
  Intiedougou (a)                           $ 650,644       $ 2,052,173
  Kerboule (b)                                297,694         1,045,808
  Bombore (l)                                  10,000                 -
  Bondigui  (c)                                43,478           250,160
  Essakan (g)                                                    33,670
  Kantela (d)                                  35,000           183,472
  Sebedougou (e)                                8,750           309,672
  Seguenega (f)                                18,000            31,369
                                           ------------------------------
                                            1,063,566         3,906,324
  Partners' contributions (g)                                (1,066,199)
                                           ------------------------------
                                            1,063,566         2,840,125
                                           ------------------------------
CANADA
  La Grande-East (h)                                            240,602
  Monster (k)                                                    50,000
  Wemindji (l)                                 18,200            30,569
  WR (j)                                                        221,226
                                           ------------------------------
                                               18,200           542,397

  Partners' contributions (m)                                   (29,113)
  Option payment                                                (40,000)
                                          ------------------------------
                                               18,200           473,284
                                          ------------------------------
                                          $ 1,081,766       $ 3,313,409
                                          ------------------------------

--------------------------------------------------------------------------------
                                                          Orezone Resources Inc.
                                                   Notes to Financial Statements
                                                                     (Unaudited)
                                          For the six months ended June 30, 2002
--------------------------------------------------------------------------------


a)   Intiedougou, Burkina Faso
     The Corporation holds a 100% interest in a permit covering 500 square kilometres. No further earn-in commitments are required.

b)   Kerboule, Burkina Faso
     The Corporation acquired the permit in April 1997 and now has a 75% interest in the property. The Burkina Faso party holding a 25% interest may contribute to future programs or revert to dilution and eventually a 3% NSR where (3/4) can be repurchased by the Corporation for US$1.5 million.

c)   Bondigui, Burkina Faso
     On May 6, 1998, the Corporation obtained the right to acquire a 60% interest in the property in consideration of $43,478 and exploration work totaling US$1.2 million during the following four years. In 2001, Orezone was proposed an offer from the Burkina Faso partner, to purchase the remaining interest in the permit for US$200,000 until June 2002.

d)   Kantela, Mali
     On January 17, 2001, the property was optioned to the Corporation. The Corporation can earn a 51% interest in the property by spending US$500,000 and making cash payments of CDN $65,000 over a 3-year period. The Corporation has spent CDN $180,000 to date. The Corporation did not make a required cash payment on March 30th, 2002. The agreement is currently being renegotiated.

e)   Sebedougou, Burkina Faso
     The Corporation has earned a 20% interest in the permit from Coronation International Mining Corporation. The Corporation will have to renegotiate a new joint venture should it wish to earn or acquire a greater interest in the permit.

f)   Seguenega, Burkina Faso
     The Corporation has acquired a 100% interest in the property by issuing Repadre Capital Corporation 200,000 shares. Repadre holds a 2% NSR royalty. If the Corporation does not spend CDN $150,000 in the first year, Repadre may request the property be returned.

g)   Essakan, Burkina Faso
     The Corporation is acquiring the Essakan property through the merger with UK based Coronation International Mining Corporation. All permits/properties in the Republic of Burkina Faso are subject to a 10% carried interest and a 3% NSR in fovour of the Republic. These terms may be further negotiated, depending on project specific economics, at the time of application for a mining convention.

h)   La Grande-East, Quebec
     The Corporation holds a 100% interest in the La Grand-East claims subject to a 1% NSR royalty to Virginia Gold Mines Inc. of which 0.5% may be bought back for $500,000. The Corporation holds a 1% NSR royalty on three permits and related claims held by Virginia Gold Mines Inc., La Grande-Sud, Gaber and Sakami. Virginia may buy back 0.5% for $500,000. These three permits total over 200 square kilometres in the La Grande area.

--------------------------------------------------------------------------------
                                                          Orezone Resources Inc.
                                                   Notes to Financial Statements
                                                                     (Unaudited)
                                          For the six months ended June 30, 2002
--------------------------------------------------------------------------------


i)   Wemindji, Quebec
     The Corporation owns 100% of the Wemindji Group of claims subject to a 2% NSR royalty due to Majescor Resources Inc., of which 1% can be bought back for $1 million. Patrician Diamonds Ltd. is earning 50% by issuing 400,000 shares and spending a minimum of $150,000 over 2 years. Patrician can earn to 70% by performing a 2000 tonne bulk sample and a feasibility study the 6th anniversary.

j)   WR, Ontario (Previously FC Property
     The WR property consists of 42 claims blocks totaling 555 units for 89 square kilometres located in the Porcupine Mining Division, approximately 50km west of Kapuskasing Ontario. Northern Shield Resources Inc. (a private company) holds 100% interest in these claims with the Corporation having the right to earn a 50% option in the Corporation may have to make additional cash payments and issuance of shares. The Corporation has spent over CDN $220,000 to date on the WR project. Orezone is the operator. BHB Billiton Diamonds Inc. has agreed to spend up to $20,000 in work to confirm recent results in consideration for a 60 day first right of refusal to option the property.

k)   Monster Copper Property
     On February 21, 2002 the Corporation signed an option agreement with Monster Copper Resources Inc., in which the Corporation agrees to fund $1,200,000 in exploration expenditures prior to March 31, 2006 as consideration, in order to earn a 50% interest in a property located in the Yukon Territory.

l)   Bombore Permit
     On August 19, 2002 the Corporation signed an option agreement to earn a majority interest in the Bombore Permit in Burkina Faso, West Africa. In order to earn a 50% interest in the project, the Corporation made cash payments of CDN $10,000 and CDN $40,000, in June and August, 2002 respectively, and issued $150,000 common shares. Additionally, the Corporation is required to incur a total of CDN $2.0 million in exploration expenditures, of which $300,000 must be within the first year. The Corporation may earn an additional 20% interest by completing a bankable feasibility study and thereafter have 90 days to make a cash payment of US $1.0 million in order to reduce the remaining parties' interest to a total 1% NSR royalty. The agreement remains subject to the approval of the regulatory authorities.

m)   Partners' contributions
     1) During the three months ended March 31, 2002 the Corporation received $5,000 from BHB Diamonds as a contribution to the sampling expenses at the WR Project.
     2) During the three months ended June 30, 2002 the Corporation received $24,113 from Patrician Diamonds Ltd. as a contribution to the Wemindji Project.

--------------------------------------------------------------------------------
                                                          Orezone Resources Inc.
                                                   Notes to Financial Statements
                                                                     (Unaudited)
                                          For the six months ended June 30, 2002
--------------------------------------------------------------------------------




3.  Capital Stock

a)   24,328,663 Class A Shares Issued and Outstanding

                                 Options                           Expiration
Dilution Summary             Outstanding             Price               Date

Options                          290,000           @ $0.30        15-Dec-2002
Options                          395,000           @ $0.30         9-Mar-2008
Options                           50,000           @ $0.30         1-May-2008
Options                          630,000           @ $0.30        11-Jan-2009
Options                          371,450           @ $0.30        22-Sep-2009
Options                          500,000           @ $0.20        15-Jan-2012
Warrants                         500,000           @ $0.35        16-Jul-2002
Warrants                       1,000,000           @ $0.30         6-Nov-2002
Warrants                         175,000           @ $0.20        20-Dec-2003
                               ---------
Total                          4,291,450
                               =========

b) During the three months ended June 30, 2002 the Corporation had the following

     Capital Stock transactions:

          Options exercised:           Price           Value      Expiry Date
                     150,000          @$0.30         $45,000        12-May-02

            Options expired:
                      25,000          @$0.30                        12-May-02

         Warrants exercised:
                     500,000          @$0.30        $150,000        28-Apr-02


4.  Subsequent events

a) On August 19, 2002 the Corporation signed the option agreement for the Bombore Permit. See note 2 (l) above.

b) On July 19, 2002, the Corporation completed a business combination with Coronation International Mining Corporation. Pursuant to the terms of this agreement, Orezone acquired all of the issued and outstanding ordinary shares of Coronation in exchange for 21,500,000 class "A" shares of Orezone. The Corporation issued a further 12,614,525 class "A" shares, as well as a note in the amount of $572,095, convertible for approximately 2,118,870 class "A" shares at a conversion price of $0.27 per share, in satisfaction of certain debts of Coronation. In addition, 3,747,040 outstanding share purchase warrants of Coronation were converted into approximately 2,610,535 share purchase warrants of Orezone. The Corporation also guaranteed $1,500,000 in liabilities owed by Coronation to Great Western Mining Company Limited, the principal shareholder of Coronation.

c) On July 19, 2002, the Corporation completed a non-brokered private equity placement, which raised gross proceeds of $2.5 million through the issuance of 12,500,000 class "A" shares.